September 16, 2022

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Attn: Irene Barberena-Meissner, Staff Attorney;

Loan Lauren Nguyen, Legal Branch Chief

100 F. Street, NE

Washington, D.C. 20549

Re:	Comment letter dated September 12, 2022

Perpetua Resources Corp.

Amendment No. 1 to Registration Statement on Form S-3

Filed September 1, 2022

File No. 333-266071

Ladies and Gentlemen:

Perpetua Resources Corp. (the “Company”) is in receipt of the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 12, 2022 regarding Amendment No. 1 to the Company’s Registration Statement on Form S-3, File No. 333-266071 (the “Registration Statement”), filed with the Commission on September 1, 2022. For convenience, the Staff’s comment is reproduced below, with the Company’s response set out immediately underneath it. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-3

Description of Debt Securities

No Personal Liability, Page 21

We note your response to prior comment 1 where you state that the waiver and release provision in Section 1409 of the indenture is intended to apply to both liabilities and claims arising under the United States federal securities law.  Disclosure at page 21 further states that "No past, present or future director, officer, employee, incorporator, member, manager, partner (whether general or limited), or shareholder of the Company, as such, will have any liability for any obligations of us under the debt securities or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation.  Each holder of debt securities by accepting a debt security waives and releases all such liability and claims."  We further note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  Please tell us how Section 1409 of the indenture is consistent with these provisions.

The Company respectfully advises the Staff that Section 1409 of the indenture was not intended to limit a noteholder’s ability to bring a claim under U.S. federal securities laws. The Company proposes to make this more explicit by revising Section 1409 of the indenture if the indenture is executed in the future and delivered in connection with a potential future issuance of debt securities under the Registration Statement, and to update the corresponding disclosure in any prospectus supplement filed in connection with such potential future issuance.

Specifically, in connection with a potential future issuance of debt securities under the Registration Statement, the Company proposes to make the following changes to Section 1409 of the indenture:

No Personal Liability of Directors, Officers, Employees and Stockholders. No past, present or future director, officer, employee, incorporator or stockholder of the Company, as such, will have any liability for (i) any obligations of the Company, respectively, under the Securities or this Indenture or ~~for~~ (ii) any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Securities by accepting a Security waives and releases all such liability ~~and claims~~. The waiver and release are part of the consideration for issuance of the Securities. This Section 1409 shall not be construed as a waiver or release of any claims that may be brought under U.S. federal securities laws and may not be effective to waive or release liabilities thereunder. ~~The waiver and release may not be effective to waive and release liabilities and claims under the U.S. federal securities laws.~~

In any prospectus supplement filed in connection with a potential future issuance of debt securities under the Registration Statement, the Company proposes to include the language currently appearing on page 21 of the Registration Statement with the revisions identified below:

No Personal Liability

No past, present or future director, officer, employee, incorporator, member, manager, partner (whether general or limited), or shareholder of the Company, as such, will have any liability for (i) any obligations of us under the debt securities or the indenture or ~~for~~ (ii) any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of debt securities by accepting a debt security waives and releases all such liability ~~and claims~~. The waiver and release are part of the consideration for issuance of the debt securities. This waiver and release is not a waiver or release of any claims that may be brought under U.S. federal securities laws and may not be effective to waive or release liabilities thereunder. ~~The waiver and release may not be effective to waive and release liabilities and claims under the U.S. federal securities laws.~~

*      *      *      *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Shelley A. Barber or Scott D. Rubinsky, each of Vinson & Elkins L.L.P., at (212) 237-0022 and (713) 758-3287, respectively.

Sincerely,

/s/ Jessica Largent
Chief Financial Officer
Perpetua Resources Corp.

Enclosures

cc:

Shelley A. Barber, Vinson & Elkins L.L.P.

Scott D. Rubinsky, Vinson & Elkins L.L.P.